                   U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 FORM 12b-25

Commission File Number: 000-27507


       Notification of Late Filing

(Check One):

[ ]  Form  10-K [ ] Form  20-F  [ ] Form  11-K  [X] Form 10-QSB
[ ] Form N-SAR

For Period Ended:     March 31, 2003

          [  ]  Transition  Report on Form  10-K
          [  ]  Transition  Report  on Form  20-F
          [  ]  Transition  Report on Form 11-K
          [  ]  Transition  Report  on  Form  10-Q
          [  ]  Transition Report on Form N-SAR

     For the Transition Period Ended:


Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                    Part I - Registrant Information

                          e-PERCEPTION, INC.
                       ------------------------
                       Full Name of Registrant

                     27555 Ynez Road, Suite 203
                ------------------------------------
      Address of Principal Executive Office (Street and Number)

                     Temecula, California 92591
                ------------------------------------
                      City, State and Zip Code

                 Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-(b), the following should be completed. (Check box, if appropriate)

[X]     (a) The reasons described in reasonable detail in
Part III of this form could not be eliminated without unreasonable effort or expense;

[X]     (b) The subject annual report, semi-annual report,
transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[  ]     (c) The  accountant's  statement  or  other
exhibit required by Rule 12b-25(c) has been attached if applicable.


                   Part III - Narrative

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be file within the prescribed period.

The Company is in the process of completing its quarterly report on Form 10-QSB for the quarter ended March 31, 2003 but is unable to complete and file the report on or before May 15, 2003, without unreasonable effort or expense. The
Company will file report within the applicable extension period.

               Part IV - Other Information

(1) Name and telephone number of person to contract in regard to this notification.

Gary Henrie, Esq.		 (702)                    616-3093
-----------------        ------                  ----------
 (Name)               (Area Code)           (Telephone Number)


(2) Have all other periodic reports required under section
13 or 15(d) of the Securities Exchange Act of 1934 or
section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
If the answer is no, identify report(s).

[X] Yes [  ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ ] Yes [X] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                     e-PERCEPTION, INC.
                   ----------------------
        (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  May 14, 2003

                           By: /s/ James P. Stapletom
                               ---------------------------
                                 James P. Stapleton
                                 Chief Financial Officer


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